

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com



82-4507

3 October 2003

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 September 2003 till 30 September 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

s/sec/adr/adrltr-sep03.doc

dlw 10/23

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Acquisition of shelf company	1 September 2003	SESTL Listing Manual
Single purpose trust established by CapitaLand Commercial to acquire Lot 1 Shoppers' Mall	3 September 2003	SESTL Listing Manual
News release by CapitaLand's subsidiary, CapitaLand Commercial Limited – "CapitaLand Commercial establishes trust to acquire Lot 1 Shoppers' Mall for S$243.8 million. Grants right of first refusal to CapitaMall Trust"	3 September 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "CapitaMall Trust offered right of first refusal to buy Lot 1 Shoppers' Mall"	3 September 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "JBWERE Private Client Forum"	10 September 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, CapitaLand Commercial Limited – "CapitaLand Commercial sets up private retail property fund, CapitaRetail Singapore. CapitaMall Trust proposes to take stake in fund to enjoy yield accretion"	10 September 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "CapitaMall Trust proposes to invest up to S$60 million in private retail property fund, CapitaRetail Singapore. CapitaMall Trust offered right of first refusal to acquire properties in the S$500 million suburban retail property fund"	10 September 2003	For Public Relations Purposes
Presentation on CapitaLand Limited's CapitaRetail Fund	10 September 2003	For Public Relations Purposes
Joint venture in Thailand	11 September 2003	SESTL Listing Manual
CapitaLand signs joint venture agreement with TCC Land to expand its presence in Thailand *CapitaLand to hold 40% and TCC Land, 60% in JV company*	11 September 2003	For Public Relations Purposes

CAPITALAND LIMITED

ACQUISITION OF SHELF COMPANY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the acquisition of the following Singapore-incorporated company:-

Name	:	Cardus Limited
Principal Activity	:	Investment holding
Authorised Capital	:	S$100,000 comprising 100,000 ordinary shares of S$1 each
Paid-Up Capital	:	S$2 comprising 2 ordinary shares of S$1 each

Cardus Limited, a shelf company which has not commenced operations, was acquired for a consideration of S$2 and is now an indirect wholly-owned subsidiary of CapitaLand Commercial Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
1 September 2003

Submitted by Tan Wah Nam, Company Secretary on 01/09/2003 to the SGX

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand buys CUB's Kent Brewery for $203m"	11 September 2003	For Public Relations Purposes
Divestment of stake in Premier Health Corporation (M) Sdn Bhd	12 September 2003	SESTL Listing Manual
CapitaLand China acquires prime residential site in Beijing	15 September 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Stapling proposal and explanatory memorandum"	16 September 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Update on liquidation of dormant subsidiaries"	16 September 2003	For Public Relations Purposes
Change of interest in Australand Holdings Limited	17 September 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand announces new Chief Financial Officer"	19 September 2003	For Public Relations Purposes
Investor Presentation: Multi-local strategy bearing fruits	22 September 2003	For Public Relations Purposes
Shanghai Bai Hua Property Investment Consultants Co., Ltd – Company in members' voluntary liquidation	24 September 2003	SESTL Listing Manual
Shanghai Xin Li Property Development Co., Ltd – Company in members' voluntary liquidation	26 September 2003	SESTL Listing Manual

MASNET No. 7 OF 03.09.2003
Announcement No. 7

CAPITALAND LIMITED

SINGLE PURPOSE TRUST ESTABLISHED BY CAPITALAND COMMERCIAL TO ACQUIRE LOT 1 SHOPPERS' MALL

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that Bermuda Trust (Singapore) Limited, (the "Lot 1 Trustee"), as trustee of Lot 1 Trust, a single purpose trust established by CapitaLand Commercial Limited ("CCL"), a wholly-owned subsidiary of the Company, has entered into a contract constituted by (i) a letter of offer issued by the Lot 1 Trustee to Isrich Properties Pte Ltd ("IPPL") dated 2 September 2003 to purchase the property known as Lot 1 Shoppers' Mall (the "Property") at the purchase price of S$243.8 million; and (ii) IPPL's letter of acceptance dated 3 September 2003, to acquire the Property from IPPL on the terms and conditions set forth in the Conditions of Tender dated 17 July 2003. .

The Property

The Property is a seven-storey suburban retail mall located next to the MRT and LRT stations as well as the bus interchange in Choa Chu Kang. It has a net lettable area of approximately 208,000 square feet and is held on a leasehold interest of 99 years commencing from 1 December 1993.

Completed in end-1996, the Property has over 60 specialty shops, a supermarket, a department store, a community library, a food court and a cineplex serving the Choa Chu Kang residential heartland and nearby suburban residential hubs. The Property is currently 100% leased.

Purchase Price

The purchase price of S$243.8 million in cash for the Property was arrived at on a willing-buyer, willing-seller basis, taking into account various commercial factors, including the net property income of the Property.

10% of the purchase price (the "Initial Payment"), amounting to S$24.38 million, has been paid by Lot 1 Trust immediately following IPPL's acceptance of the offer made by the Lot 1 Trustee. The balance of the purchase price payable by Lot 1 Trust, amounting to S$219.42 million, is payable upon the completion of the sale and purchase of the Property, which is expected to be in October 2003.

Rationale for the Acquisition

The Property is a prime quality retail mall that enjoys excellent accessibility through the main public transportation networks and caters to the basic shopping and entertainment needs of the Choa Chu Kang residential heartland. With a projected net property income of S$15.1 million for year 2004, the Property is expected to generate a property yield of about 6% based on its total acquisition costs. CCL believes that there is potential to grow the property yield through optimising the tenancy mix, an active leasing strategy and asset enhancement initiatives.

Right of First Refusal Granted to CapitaMall Trust

Pursuant to an agreement entered into on 28 June 2002 between CCL and Bermuda Trust (Singapore) Limited (the "CMT Trustee"), the trustee of CapitaMall Trust ("CMT"), CMT was granted a right of first refusal (the "Right of First Refusal") to purchase certain retail properties which may be identified and targeted for acquisition by CCL. CCL believes that the Property falls within the scope of the Right of First Refusal and has, accordingly, given notice today to the CMT Trustee and the manager of CMT, CapitaMall Trust Management Limited ("CMTML"), of CMT's Right of First Refusal to either acquire all the units in Lot 1 Trust or to acquire the Property from Lot 1 Trust.

Source of Funds

The funds for the Initial Payment comprised a loan from CCL to Lot 1 Trust, funded from CCL's internal resources and external borrowings.

If CMT declines to take up the opportunity under the Right of First Refusal to either acquire all the units in Lot 1 Trust or to acquire the Property from Lot 1 Trust, CCL will consider various options for funding the acquisition of the Property, including from internal resources and/or external borrowings or by putting in place a securitisation arrangement to raise the necessary funds.

Net Profit Attributable to the Property

Based on IPPL's audited accounts for the year ended 31 December 2002, the net profit before interest and tax of IPPL attributable to the Property was approximately S$12.8 million. This is a historical figure and does not reflect the significant number of leases that were renewed this year at improved rental rates. The projected net profit before interest and tax attributable to the Property is S$15.1 million for year 2004.

Financial Effects

Based on the audited consolidated accounts of the Company for the financial year ended 31 December 2002, assuming that Lot 1 Trust had acquired the Property on 1 January 2002, the acquisition would not have had any material impact on the value of the net tangible assets or the earnings per share of the CapitaLand Group.

Interests of Directors and Controlling Shareholders

Certain Directors of the Company collectively hold an aggregate direct and indirect interest in 1,015,000 units in CMT.

Mr Hsuan Owyang, Deputy Chairman of the Company, is also the Chairman of CMTML. Mr Liew Mun Leong, a Director and the President and Chief Executive Officer of the Company, is also the Chairman of CCL and Deputy Chairman of CMTML.

The Company has an indirect interest in 290,913,126 units in CMT.

Save as disclosed above and based on information available to the Company, none of the Directors or controlling shareholders of the Company has any interest in the acquisition of the Property.

Inspection

Copies of: (i) the letter of offer dated 2 September 2003 issued by the Lot 1 Trustee, (ii) IPPL's letter of acceptance dated 3 September 2003 and (iii) the Conditions of Tender dated 17 July 2003 will be available for inspection during normal business hours at the registered office of the Company for a period of three months from the date of this announcement.

By Order of the Board

Jessica Lum
Assistant Company Secretary
3 September 2003

Submitted by Jessica Lum, Assistant Company Secretary on 03/09/2003 to the SGX

Announcement No. 9

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITALAND COMMERCIAL LIMITED - "CAPITALAND COMMERCIAL ESTABLISHES TRUST TO ACQUIRE LOT 1 SHOPPERS' MALL FOR S$243.8 MILLION. GRANTS RIGHT OF FIRST REFUSAL TO CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaLand Commercial Limited ("CCL"), has today issued a news release on the above matter. Attached CCL's news release is for information.

CCL news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 03/09/2003 to the SGX



For Immediate Release
3 September 2003

NEWS RELEASE

CapitaLand Commercial establishes trust to acquire Lot 1 Shoppers' Mall for S$243.8 million

Grants right of first refusal to CapitaMall Trust

Singapore, 3 September 2003 – CapitaLand Commercial Limited (CapitaLand Commercial), the commercial property business unit of CapitaLand Limited (CapitaLand), is pleased to announce that Lot 1 Trust, a single purpose trust established by CapitaLand Commercial, has today entered into a contract with Isrich Properties Pte Ltd (IPPL) to acquire Lot 1 Shoppers' Mall (Lot 1) for S$243.8 million. The completion of the acquisition is expected to be in October 2003.

Lot 1, a prime shopping mall, is strategically located in the densely populated Choa Chu Kang residential heartland which, together with the nearby Hillview, Upper Bukit Timah and Bukit Batok residential districts, has a catchment of about 400,000 people. The mall, with a total net lettable area of about 208,000 square feet, is currently 100% leased. Major anchor tenants include NTUC Fairprice, Singapore's leading supermarket chain; Seiyu Department Store, a Japanese brand name department store; Food Junction, a popular food court; Shaw Theatres Cineplex; as well as a community library.

Said Mr Kee Teck Koon, CEO of CapitaLand Commercial, "Lot 1 enjoys excellent accessibility as it is supported by a major transportation hub comprising a bus interchange, as well as MRT and LRT lines. The mall is a focal point for the residents in the Choa Chu Kang heartland, catering to their basic shopping and entertainment needs. The projected net property income is S$15.1 million for year 2004 and this translates to a property yield of about

6% based on the total acquisition cost. Going forward, we see the potential to grow the property yield through optimising the tenancy mix, an active leasing strategy and asset enhancement initiatives."

Pursuant to a right of first refusal agreement between CapitaLand Commercial and Bermuda Trust (Singapore) Limited, the trustee of CapitaMall Trust (CMT), CapitaLand Commercial has granted CMT a right of first refusal to either acquire all the units in Lot 1 Trust or to acquire Lot 1 from Lot 1 Trust.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financial products, are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Issued by : CapitaLand Commercial Limited
Date : 3 September 2003

Media Contact
Julie Ong, DID : 68233541; Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo, DID : 68233210 ; Email: harold.woo@capitaland.com.sg

MASNET No. 12 OF 03.09.2003
Announcement No. 12

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "CAPITAMALL TRUST OFFERED RIGHT OF FIRST REFUSAL TO BUY LOT 1 SHOPPERS' MALL"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued a news release on the above matter. Attached CMTML's news release is for information.


CMT news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 03/09/2003 to the SGX





For Immediate Release
3 September 2003

NEWS RELEASE

CapitaMall Trust offered right of first refusal to buy Lot 1 Shoppers' Mall

Singapore, 3 September 2003 **–** CapitaMall Trust (CMT) is pleased to have been offered the right of first refusal by CapitaLand Commercial Limited (CapitaLand Commercial) to either acquire all the units in Lot 1 Trust, a single purpose trust which has acquired Lot 1 Shoppers' Mall (Lot 1), or to acquire Lot 1 from Lot 1 Trust.

Lot 1, a prime shopping mall, is strategically located in the densely populated Choa Chu Kang residential heartland which, together with the nearby Hillview, Upper Bukit Timah and Bukit Batok residential districts, has a catchment of about 400,000 people.

Said Mr Pua Seck Guan, CEO of CapitaMall Trust Management Limited (CMTML), "In considering this offer, we will evaluate whether Lot 1 fits into CMT's asset portfolio and meets its investment objectives. A key consideration will be whether the acquisition is yield-accretive to CMT's current forecast distribution per unit (DPU) to unitholders of 8.04 cents and 8.14 cents for 2003 and 2004, respectively."

CMT will be announcing its decision in due course.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments currently received from a diverse range of over 900 leases with local and international tenants. It has a portfolio of four major shopping malls in both suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM. CMT has performed well and exceeded initial forecasts for 2002 and the first half of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Issued by : CapitaMall Trust Management Limited
Date : 3 September 2003

Media Contact
Julie Ong, DID : 68233541; Email : julie.ong@capitaland.com.sg

Analyst Contact
Maggie Low , DID : 62396856; Email : maggie.low@capitaland.com.sg

---

Disclaimer

The value of units in CMT ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

All forecasts and return projections are based on the Manager's assumptions as explained in the circular to CMT's unitholders dated 11 June 2003 (the "**Circular**"). The major assumptions are based on certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED - "JBWERE PRIVATE CLIENT FORUM"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), had on 9 September 2003 issued an announcement on the above matter.

For details, please refer to the announcement posted by AHL on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 10/09/2003 to the SGX

JBWERE PRIVATE CLIENT FORUM

Australand Holdings Limited

A New Beginning...

AUSTRALAND

9 September 2003

Section 1	**Australand Overview**
Section 2	Stapling Proposal
Section 3	What will the future Australand Property Group look like?


AUSTRALAND

Profile

Largest listed pure property development company on ASX



Market capitalisation in excess of $900 million



Core divisions include Land & Housing, Apartments and Commercial & Industrial



Embarked on formation of unlisted property trusts containing premium commercial and industrial assets


AUSTRALAND

Australand's Business Divisions

- **Land & Housing**
  - One of Australia's largest and most respected housing developers
  - Outer urban ring in Sydney, Melbourne, Perth and SE Queensland
  - Land bank for over 12,500 dwellings – up to 7 years supply


AUSTRALAND

Land & Housing - Waterbury Park, QLD





Land & Housing - Beaumont Waters - Melbourne


AUSTRALAND

Land & Housing - Parkview at The Maltings - WA


AUSTRALAND

Australand's Business Divisions

- **Apartments**
  - Medium / high density residential apartment buildings
  - 10 km CBD radius in Sydney and Melbourne, and SE Queensland
  - Land bank for 3,280 apartments


AUSTRALAND

Apartments - Aspect Caloundra, QLD


AUSTRALAND

Apartments - Glebe Harbour, Sydney


AUSTRALAND

Australand's Business Divisions

- **Commercial & Industrial**
  - Largest developer and builder of non-CBD industrial / suburban office
  - Initiated development of more than $1.0 billion of investment grade assets over past 4 years
  - Established relationships with major tenants and government
  - Builder and developer – greater risk management and cost control


AUSTRALAND

Commercial & Industrial - Metrolink Mascot, Sydney


AUSTRALAND

Commercial & Industrial - Homebush Bay, Rhodes NSW

UNISYS



Mixed Use - King Street Wharf, Sydney


AUSTRALAND

Mixed Use - Freshwater, Melbourne


AUSTRALAND

Earnings Stability



Australand Profit Growth
$ million
120
100
80
60
40
20
0
Year of Listing
35.8
58.0
68.1
78.1
81.4
90.4
100.0
Full Year Estimate
1997
1998
1999
2000
2001
2002
2003
Year



- Notwithstanding delivery of consistent performance, Australand has tended to trade on low P/E

AUSTRALAND

Wholesale Property Trusts

Since late 2000, Australand has successfully established 4 unlisted Australand Wholesale Property Trusts (AWPTs) - received prestigious API Award



Part of strategy to reduce reliance on pure property development



Income producing assets with estimated on-completion value of $800 million



Australand maintains strategic stake


AUSTRALAND

A New Beginning...

Australaland has recently announced its intention to implement a proposal to form the Australand Property Group



Comprehensive property development, investment and management group



Culmination of a strategy that was first contemplated in late 2000



Enhanced platform for future growth, diversification & quality of distributable income, lower cost of capital and support for a market re-rating


AUSTRALAND

Section 1	Australand Overview
Section 2	**Stapling Proposal**
Section 3	What will the future Australand Property Group look like?


AUSTRALAND

Summary of Stapling Proposal

The proposal involves Australand forming a stapled entity to be known as the

Australand Property Group



Achieved by stapling a newly created property trust, to be known as Australand Property Trust, to the shares of Australand - stapled securities



Under the proposal, an offer will be made to the unitholders of Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2 for all of their units

The Proposed Outcome

Australaland shareholders to receive one new Australand Property Trust unit for each ordinary share held - "stapled"



Australand Holdings Board to remain unchanged



Australand Property Group
Australand
stapled
APT
(New Trust)
AWPT
AWPT2
Australand
Land and Housing
Apartments
Commercial and Industrial
Mathew Joyce
Peter Dransfield
John Thomas



AUSTRALAND

Section 1 Australand Overview

Section 2 Stapling Proposal

Section 3 What will the future Australand Property Group look like?


AUSTRALAND

Australand Property Group

Change to Risk / Return Profile & Investment Market Perception

- Diversification of revenue / earnings
- Lower volatility - longer duration of income streams
- Insulation against cycles (including residential cycle)



Cost savings and operational synergies

- Cost differentials vs externally sourcing / developing / managing a portfolio
- Access to lower cost of capital - equity and debt (e.g. CMBS)
- Structural synergies


AUSTRALAND

Australand Property Group

Enhanced diversification and quality of distributable income

CY 04 distributable earnings composition


Development
100%

Pre stapling

CY 04 forecast distributable earnings composition

Investment
24%

Development
76%

Post stapling

Distributable earnings composition


Investment
50%
Development
50%

Medium term target

✧ ✧ ✧

- Medium term target earnings mix of 50% / 50%


AUSTRALAND

Australand Property Group

Internally generated developments for Investment Portfolio

- Australand has initiated development of more than $1bn of investment grade assets over the past 4 years
- Pipeline of new development stock to supplement investment portfolio
  - AWPT 3 on completion property value of approx. $210m
  - AWPT 4 on completion property value of approx. $250m
  - Future AWPT funds
- Internally generated developments provide certainty of quality and growth


1. Source & Hold Land


2. Pre-lease
3. Finance
4. Deliver


5. Own / Manage


AUSTRALAND

Australand Property Group

Forecast CY04 equivalent Distribution Accretion



$0.20
$0.15
$0.10
$0.05
12.0 cps
+ 36%
16.3 cps [1]
Pre Stapling
Post Stapling

1. Comprises 9.9 cents fully franked dividend and 6.4 cent distribution, a portion of which is tax deferred



AUSTRALAND

Australand Property Group

Reduced Gearing

Gearing pre / post stapling – June 03



60%
50%
40%
30%
53%
47%
41%
37%
Pre Stapling
Post Stapling
External liabilities to total tangible assets
Gearing ratio

✧ ✧ ✧

- Medium term target gearing ratio range of 30% - 40%



AUSTRALAND

Australand Property Group

Increased Market Capitalisation and Free Float [1]


Pre stapling
Post stapling
$1.50 bn
$1.00 bn
$0.50 bn
$0.9 bn
$1.3 bn
← Assuming 65%
AWPT & AWPT2
scrip take up
Total mkt cap

1 Includes $225m entitlement offer and maximum AWPT and AWPT2 scrip participation at a share price of $1.75



- Total market capitalisation increases from $900m to approx. $1.3 bn
- Free float market capitalisation increases from $380m to $580m
- Top-100 company listed on the ASX by market capitalisation


AUSTRALAND

Australand Property Group

Benchmarking Australand


FY 04 Stapled Group Trading Yield [1]
(distribution adjusted)
10.0%
9.0%
8.0%
7.0%
6.0%
9.2%
7.3%
7.1%
7.4%
7.6%
8.3%
Australand Property Group
Stockland
Mirvac
Peer avg.
Centro
Investa

1 Sources are JBWere research, IRESS and Australand - as at Monday, 1 September 2003

- Current Yield Premium to other stapled groups in property sector
- Medium term reduction in cost of capital possible - as earnings mix becomes more balanced and inclusion in ASX/S&P 200 Property Index


AUSTRALAND

Summary

Successful property development business



Proposal to form the Australand Property Group



Implementation of strategy which commenced in late 2000

✧ ✧ ✧

Significant benefits to all Australand stakeholders


AUSTRALAND

PLEASED TO ANSWER ANY QUESTIONS...

JBWERE PRIVATE CLIENT FORUM

AUSTRALAND Holdings Limited

A New Beginning...

AUSTRALAND

9 September 2003

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITALAND COMMERCIAL LIMITED - "CAPITALAND COMMERCIAL SETS UP PRIVATE RETAIL PROPERTY FUND, CAPITARETAIL SINGAPORE. CAPITAMALL TRUST PROPOSES TO TAKE STAKE IN FUND TO ENJOY YIELD ACCRETION."

CapitaLand Limited's subsidiary, CapitaLand Commercial Limited ("CCL"), has today issued a news release on the above matter. Attached CCL's news release is for information.



CCL news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 10/09/2003 to the SGX




For Immediate Release
10 September 2003

NEWS RELEASE

CapitaLand Commercial sets up private retail property fund, CapitaRetail Singapore

CapitaMall Trust proposes to take stake in fund to enjoy yield accretion

Singapore, 10 September 2003 – CapitaLand Commercial Limited (CapitaLand Commercial), the commercial property business unit of CapitaLand Limited (CapitaLand), has today signed individual put and call option agreements with Bukit Panjang Plaza Pte Ltd and Superbowl Jurong Pte Ltd, both of the Hiap Hoe Group, to acquire their strata units in Bukit Panjang Plaza (comprising 98.5% of the strata units in Bukit Panjang Plaza) for an aggregate purchase price of S$161.3 million. CapitaLand Commercial has also signed a Memorandum of Understanding with NTUC Fairprice Co-operative Limited today for the proposed purchase of Rivervale Mall for S$65.2 million. Earlier, on 3 September 2003, Lot 1 Trust, a trust established by CapitaLand Commercial, had entered into a contract to purchase Lot 1 Shoppers' Mall (Lot 1) for S$243.8 million from Isrich Properties Pte Ltd.

CapitaLand Commercial has set up a private retail property fund, CapitaRetail Singapore, to hold these three suburban retail properties (collectively worth approximately S$500.0 million) under a securitisation structure. CapitaRetail Singapore proposes to issue bonds, which are intended to be Qualifying Debt Securities (QDS), of a five-year term, comprising about S$300.0 million in principal amount of senior bonds (60%) and S$200.0 million in principal amount of junior bonds (40%). The junior bonds are expected to pay interest at a minimum rate of approximately 8.2% per annum.

CapitaLand Commercial had offered CapitaMall Trust (CMT) the right of first refusal to directly acquire the three properties. CMT has today declined the right of first refusal to acquire the properties. However, subject to the approval of CMT's trustee, CMT proposes to invest up to S$60.0 million for a 30% stake in the junior bonds.

CapitaRetail Singapore intends to grow the property yields of the three malls through tenancy remix, an active leasing strategy and asset enhancement initiatives. It also intends to offer the properties to CMT when they become yield-accretive for CMT. These three malls are located in densely populated residential suburbs with good accessibility to major transportation nodes such as MRT and LRT stations, and bus interchanges which serve the needs of the local communities.

The CapitaRetail Singapore's QDS structure is a tax efficient structure as local corporate investors pay only the concessionary income tax rate of 10% while foreign investors enjoy exemption from withholding tax through holding QDS bonds. CapitaLand's wholly-owned subsidiary, CapitaLand Financial Limited (CapitaLand Financial), has secured indications of interests from institutional investors (both local and international) to fully take up the entire tranche of junior bonds. It is intended that the senior bonds will be underwritten and placed out by a designated bank.

Said Mr Liew Mun Leong, President & CEO of CapitaLand and Deputy Chairman of CapitaMall Trust Management Limited (the manager of CMT), "This is yet another innovative real estate financial vehicle created by the CapitaLand Group, capitalising on its real estate domain knowledge and financial skill sets. It demonstrates CapitaLand's ability to match real estate opportunities with the appetite of institutional investors. CapitaRetail Singapore will not only increase CapitaLand's fee-based income stream but can also provide immediate yield-accretion to CMT unitholders as well as a subsequent pipeline of deal flow for CMT. This is a "Win-Win-Win" proposition for all three parties."

Said Mr Kee Teck Koon, CEO of CapitaLand Commercial and CapitaLand Financial, "We are delighted with the strong interest from both local and international investors to subscribe for the junior bonds. This is a positive endorsement of our capabilities and track record which have been demonstrated through CMT."

About the Properties

Lot 1 Shoppers' Mall

Lot 1, a prime shopping mall, is strategically located in the densely populated Choa Chu Kang residential heartland which, together with the nearby Hillview, Upper Bukit Timah and Bukit Batok residential districts, has a catchment of about 400,000 people. The mall, with a total net lettable area of about 208,000 square feet, is currently almost 100% leased. Major anchor tenants include NTUC Fairprice, Singapore's leading supermarket chain; Seiyu Department Store, a Japanese brand name

department store; Food Junction, a popular food court; Shaw Theatres Cineplex; as well as a community library.

Bukit Panjang Plaza

Bukit Panjang Plaza is a four-storey suburban mall located in Bukit Panjang, one of the high-density residential housing estates in the western part of Singapore. It is strategically located close to the Bukit Panjang LRT station and bus interchange, and caters to a primary catchment of 112,000 people. The mall has net lettable area of over 150,000 square feet, and enjoys close to 100% occupancy. Major tenants include NTUC Fairprice, Superbowl bowling alley, Kopitiam food court and a community library.

Rivervale Mall

Rivervale Mall is a three-storey suburban mall in Sengkang. It is located adjacent to Rumbia LRT station. The mall is almost fully occupied, and anchor tenants include NTUC Fairprice, NTUC Foodfare and Best Denki.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financial products, are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Issued by : CapitaLand Commercial Limited
Date : 10 September 2003

Media Contact
Mok Lai Siong, DID: 68233543; Email: mok.laisiong@capitaland.com.sg

Analyst Contact
Harold Woo, DID: 68233210; Email: harold.woo@capitaland.com.sg

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "CAPITAMALL TRUST PROPOSES TO INVEST UP TO S$60 MILLION IN PRIVATE RETAIL PROPERTY FUND, CAPITARETAIL SINGAPORE. CAPITAMALL TRUST OFFERED RIGHT OF FIRST REFUSAL TO ACQUIRE PROPERTIES IN THE S$500 MILLION SUBURBAN RETAIL PROPERTY FUND"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued a news release on the above matter. Attached CMTML's news release is for information.

CMT news release.pd·

Submitted by Jessica Lum, Assistant Company Secretary on 10/09/2003 to the SGX



For Immediate Release
10 September 2003

NEWS RELEASE

CapitaMall Trust proposes to invest up to S$60 million in private retail property fund, CapitaRetail Singapore

CapitaMall Trust offered right of first refusal to acquire properties in the S$500 million suburban retail property fund

Singapore, 10 September 2003 **-** CapitaMall Trust (CMT) proposes to invest up to S$60.0 million for a 30% stake in the junior bonds to be issued by CapitaLand Commercial Limited's (CapitaLand Commercial) private retail property fund, CapitaRetail Singapore. CapitaRetail Singapore comprises three suburban retail assets together worth approximately S$500.0 million. The proposed investment in these bonds, which are expected to pay interest at a minimum rate of approximately 8.2% per annum, will produce an immediate yield accretion to CMT's current forecast distribution to unitholders of 8.04 cents and 8.14 cents per unit for 2003 and 2004, respectively. In addition, CMT will be granted a right of first refusal by CapitaRetail Singapore to purchase these suburban retail assets. The proposed investment is subject to obtaining the approval of CMT's trustee.

CapitaLand Commercial had offered CMT the right of first refusal to directly acquire the three properties - Lot 1 Shoppers' Mall (Lot 1), Bukit Panjang Plaza and Rivervale Mall. These three suburban malls are strategically located and serve the basic shopping needs of their respective catchment populations. However, the malls' current projected 2004 property yields, which range from 6.0% to 6.4%, will not be immediately yield-accretive to CMT's forecast distribution to unitholders. CMT currently has an implied property yield of 6.5% based on a trading price of S$1.20[1]. Hence, CMT has today declined the right of first refusal to directly purchase these three malls.

Said Mr Pua Seck Guan, CEO of CapitaMall Trust Management Limited (the Manager of CMT), "These malls are of strategic fit for CMT. The purchase of the junior bonds in CapitaRetail Singapore will produce an immediate yield accretion to

[1] As at the close of market on 9 September 2003.

CMT's unitholders. In addition, CapitaRetail Singapore can act as an 'incubator' and provide a deal flow for CMT. Given the right of first refusal granted by CapitaRetail Singapore, CMT can acquire these assets for its portfolio when the property yields are improved so that CMT can have a larger presence in the growing suburban retail market in Singapore."

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments currently received from a diverse range of over 900 leases with local and international tenants. It has a portfolio of four major shopping malls in both suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM. CMT has performed well and exceeded initial forecasts for 2002 and the first half of 2003.

CMT is managed by an external manager, CapitaMall Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Issued by: CapitaMall Trust Management Limited
Date: 10 September 2003

Media Contact
John Teo, DID: 68233213; Email: john.teo@capitaland.com.sg

Analyst Contact
Maggie Low, DID: 62396856; Email: maggie.low@capitaland.com.sg

Disclaimer
The value of units in CMT ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the "Manager") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. All forecasts and return projections are based on the Manager's assumptions as explained in the circular to CMT's Unitholders dated 11 June 2003 (the "Circular"). The major assumptions are based on certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecasted and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

CAPITALAND LIMITED

Announcement - Presentation on CapitaLand Limited's CapitaRetail Fund

Attached for information are the presentation materials in connection with the abovementioned presentation on 10 September 2003.



CapitaRetail Fund.PD

Submitted by Jessica Lum, Assistant Company Secretary on 10/09/2003 to the SGX

CapitaLand

CapitaRetail Fund

Lot 1 Shoppers' Mall *Bukit Panjang Plaza* *Rivervale Mall*


BUKIT PANJANG PLAZA

10 Sept 2003

Agenda

I. CapitaRetail Fund

II. Impact on CapitaMall Trust (CMT)

III. Property Details

IV. Conclusion

CapitaLand

CapitaRetail Fund

CapitaRetail Fund



S$500 million private retail property fund, CapitaRetail Singapore (CapitaRetail Fund) to invest in the following suburban retail assets:

(1) Lot 1 Shoppers' Mall

(2) Bukit Panjang Plaza

(3) Rivervale Mall



Fund will structure a Qualifying Debt Securities (QDS) securitization bond issue for a 5-year term:

- S$300 million senior bonds - underwritten and placed out by designated banks
- S$200 million junior bonds - interest secured from investors to fully subscribe
  - minimum coupon rate of 8.2%

Fund Size

	Price (S$' Mil)
Lot 1	243.8
Bukit Panjang Plaza	161.3
Rivervale Mall	65.2
Total Purchase Price	**470.3**
Stamp Duty	14.1
Due Diligence & Other Expenses	15.6
Total	**500**

Fund Objective and Strategy

- Offer investors with stable and sustainable yield
- Grow the assets through tenancy remix, active leasing strategy and asset enhancement initiatives
- Leverage on the integrated retail management and fund management platforms of CapitaLand, and provide transparency and corporate governance standards similar to CMT
- Offer the properties to CMT when they become yield-accretive to CMT
- CMT will invest up to S$60 million (30% stake) in the junior bonds and be granted a right of first refusal to align interests

Fund Structure



Trust Co
(Charitable Trust)
SPV
CapitaRetail
Singapore
RCPS
Senior Bonds (60%)
Junior Bonds (40%)
Asset Manager
CapitaRetail
Singapore
Management Pte Ltd
Lot 1 Trust
BPP Trust[1]
Rivervale
Trust[1]
Property Manager
CapitaLand Retail
Management Pte Ltd
Lot 1
Bukit Panjang
Plaza
Rivervale
Mall

1 to be constituted

CapitaLand's Objectives

- In line with CapitaLand's strategy to develop fee-based annuity income streams

  - fee structure is similar to CMT

- Create an "incubator" and provide deal flow pipeline for CMT

- Embrace capital partners who wish to invest with a professional manager with proven track record, high corporate governance and delivery capabilities

- Leverage on CapitaLand's core capabilities in real estate capital management and retail management, as well as capitalize on the success of CMT to create new property fund vehicle

CapitaLand

Impact on CMT

Rationale for CMT to invest in Junior Bonds

Why not Direct Purchase?

- ✓ Assets are currently not yield-accretive to CMT's forecast DPU
- ✓ But they fit into CMT's investment strategy and its asset portfolio profile
- ✓ Potential for growth through active leasing strategy and asset enhancement initiatives

Investment in Junior Bonds

- ✓ Immediate yield accretion to CMT's unitholders based on expected minimum coupon rate of 8.2%
- ✓ CapitaRetail Fund can act as an "incubator" and provide a deal flow for CMT
- ✓ Establish a larger presence in the growing suburban retail market in Singapore
- ✓ Alignment of interests through a right of first refusal

CapitaLand

Property Details

Property Details – Lot 1 Shoppers' Mall

Location	Choa Chu Kang New Town, next to MRT and LRT lines and a bus interchange.
Gross Floor Area	About 300,000 sf
Net Lettable Area	About 208,000 sf
Occupancy*	Close to 100%
Major Tenants	NTUC Fairprice Seiyu Department Store Food Junction
Car Parking Lots	About 340
Title	99 years wef 1 Dec 1993
Population Catchment	155,000 (primary)
2004 Projected Property Yield (based on total acqn cost)	About 6.0%

* As at July 2003

Lot 1 Shoppers' Mall



Lot 1 Shoppers' Mall


LOTT CINEFLEX

Lot 1 Shoppers' Mall






EXIT



Property Details – Bukit Panjang Plaza

Location	Bukit Panjang New Town, next to Bukit Panjang LRT Station and a bus interchange.
Gross Floor Area	About 215,000 sf
Net Lettable Area	Over 150,000 sf
Occupancy*	Close to 100%
Major Tenants	NTUC Fairprice SuperBowl Kopitiam Foodcourt
Car Parking Lots	About 340
Title	99 years wef 1 Dec 1994
Population Catchment	112,000 (primary)
2004 Projected Property Yield (based on total acqn cost)	About 6.1%

* As at July 2003

Bukit Panjang Plaza


BUKIT PANJANG PLAZA
Harvey Norman

Bukit Panjang Plaza




FairPrice



Property Details – Rivervale Mall

Location	Seng Kang New Town, next to Rumbia LRT Station (Sengkang LRT network)
Strata Floor Area	Over 100,000 sf
Net Lettable Area	Over 80,000 sf
Occupancy*	Close to 100%
Major Tenants	NTUC Fairprice NTUC Foodfare Best Denki
Title	99 years wef 6 Dec 1997
Population Catchment	110,000 (primary)
2004 Projected Property Yield (based on total acqn cost)	About 6.4%

* As at July 2003

Rivervale Mall


FairPrice

Conclusion

CapitaRetail Fund : Win-Win-Win for All

CapitaLand

- ✓ creates recurring fee-based income utilizing CapitaLand's integrated retail platform, which provides transparency & professional management

CapitaRetail Fund

CMT

- ✓ Acts as an "incubator" for CMT to provide deal flow pipeline through a right of first refusal granted
- ✓ Establish larger presence in suburban retail market in Singapore

Investors

- ✓ Immediate yield accretion to CMT unitholders
- ✓ Attractive and stable yield returns to CapitaRetail Fund investors

CapitaLand

Thank You

JOINT VENTURE IN THAILAND

The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce that CapitaLand and its wholly-owned subsidiary, CapitaLand Asia Pte. Ltd. ("CL Asia") have today entered into a joint venture agreement (the "Joint Venture Agreement") with TCC Land Co. Ltd ("TCC Land") of Thailand, pursuant to which CL Asia and TCC Land will establish a joint venture company in Thailand (the "Joint Venture Company") to invest in, develop and manage properties in the residential, office and retail sectors in Thailand (the "Thai Joint Venture").

CL Asia will hold 40% of the issued share capital of the Joint Venture Company and the remaining 60% will be held by TCC Land. The Joint Venture Company will initially be capitalised at Baht 2 billion (equivalent to S$87 million).

TCC Land is the property arm of the TCC group of companies. TCC Land has a large portfolio of landbank and commercial properties, and also owns hospitality, conventions and leisure related properties in Thailand. The TCC group is one of Thailand's largest business conglomerates, and in addition to its property related interests through TCC Land, has a very established presence in the brewery, packaging, logistics and insurance businesses.

Thailand is one of the fastest growing economies in South-east Asia. While CapitaLand already has a presence in Thailand through its hospitality and property services arms, this Thai Joint Venture will provide CapitaLand with a strategic platform to capitalise on the real estate opportunities in Thailand, with a strong Thai partner.

The Thai Joint Venture is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Thai Joint Venture.

By Order of the Board

Jessica Lum
Assistant Company Secretary
11 September 2003

Submitted by Jessica Lum, Assistant Company Secretary on 11/09/2003 to the SGX

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND SIGNS JOINT VENTURE AGREEMENT WITH TCC LAND TO EXPAND ITS PRESENCE IN THAILAND. CAPITALAND TO HOLD 40% AND TCC LAND, 60% IN JV COMPANY"



CL news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 11/09/2003 to the SGX




For Immediate Release
11 September 2003

NEWS RELEASE

CapitaLand signs joint venture agreement with TCC Land to expand its presence in Thailand

CapitaLand to hold 40% and TCC Land, 60% in JV company

***Singapore, 11 September 2003* –** CapitaLand Limited ("CapitaLand") and its wholly-owned subsidiary, CapitaLand Asia Pte. Ltd. ("CL Asia") today entered into an agreement with TCC Land Co. Ltd ("TCC Land"), to establish a joint venture real estate company in Thailand. TCC Land is part of the TCC group of companies, one of the largest conglomerates in Thailand. The real estate joint venture company will invest, develop and manage properties in the residential, office and retail sectors in Thailand. CL Asia will hold a 40 per cent stake in the joint venture company, while the remaining 60 per cent stake will be held by TCC Land.

"We are delighted to hold this signing ceremony with CapitaLand, one of the largest listed property companies in Asia. We believe that with TCC Land's domain knowledge and the vistas of opportunities available, we will be able to build strong platforms for growth together. This JV agreement is opportune as Singapore and Thailand are forging business and economic partnerships on several fronts," said Khun Charoen, Chairman of TCC Group.

Mr Liew Mun Leong, President & CEO of CapitaLand added, "We are very pleased to have this joint venture agreement with TCC Land. It provides a strategic platform for CapitaLand to deepen its presence in the real estate market in Thailand, which is one of the fastest growing economies in Southeast

Asia. TCC Land has the local knowledge and contacts, while CapitaLand provides the breadth of international experience and real estate expertise."

CapitaLand has been steadily growing its presence in Thailand. This year, its property services arm, PREMAS International, formed a joint venture company, PREMAS Thailand, to provide integrated total real estate management services in Thailand, managing more than 2 million square feet of property in Bangkok. CapitaLand also has a presence through its hospitality arms. Raffles Holdings, which established its presence in Thailand since 1999 through its management contract of Merchant Court Hotel at Le Concorde, recently won a management contract to run the Nai Lert Park Hotel in Bangkok as well as a luxury Raffles resort in Phuket. The Ascott Group currently operates over 700 serviced residence units in Bangkok. Since 2000, CapitaLand has also invested in Thailand through IP Property Fund Asia.

About TCC Land

TCC Land is the property arm of the TCC group of companies. The company has a large portfolio of landbank and commercial properties, and also owns hospitality, conventions and leisure related properties in Thailand. TCC Land's portfolio of properties includes prime developments like North Park with the prestigious Rajpruek Golf and Sports Club; Empire Tower which is the single largest commercial building in Thailand; and Pantip Plaza, the largest computer shopping mall in Bangkok. The company also owns or manages 13 hotels through its Imperial Hotel chain. The Hotel Plaza Athenee was named the world's best hotel for 1999 in a survey by the American Association of Travel Editors.

The TCC Group is one of Thailand's largest business conglomerates, and in addition to its property related interests through TCC Land, has a very established presence in the brewery, packaging, logistics and insurance businesses.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses are in residential, commercial and industrial property and property-related services, such as property funds and real estate financials. The real estate business is focused in selected gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For more information on CapitaLand, please visit www.capitaland.com.sg

---

Issued by CapitaLand Limited

For media enquiries, please contact:
Julie Ong, Mobile: +65 97340122; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo, DID: +65 68233210; Email: harold.woo@capitaland.com.sg

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND BUYS CUB'S KENT BREWERY FOR $203M"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.


AHL.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 11/09/2003 to the SGX



ASX ANNOUNCEMENT

11 September 2003

AUSTRALAND BUYS CUB'S KENT BREWERY FOR $203M

Australand Holdings Limited (Australand) today announced that it had signed a conditional agreement to buy the Kent Brewery site in NSW from Carlton and United Breweries (CUB) for $203 million.

Australand will buy the Kent Brewery site in three development parcels, with an option for CUB to lease back the administration building, the Australian Hotel and the County Clare Hotel. CUB will retain the licensing and gaming rights to the hotels.

The agreement is conditional on Australand achieving a new Local Environmental Plan for the site. When the agreement becomes unconditional, payment will be in five instalments through to 2010.

Australand will work closely with the City of Sydney to obtain all the relevant planning approvals with the aim of transforming the site into a sustainable residential and commercial community.

Australand Managing Director, Mr. Brendan Crotty said, "Australand has a good understanding of the property market on the southern fringe of the Sydney CBD through its development of three office buildings at Henry Deane Place adjacent to Central Railway station and its Quadrant residential project at Broadway.

"We are very committed to transforming the 5.7 hectare Kent Brewery site into a high quality urban community which will meet a substantial part of Sydney's medium to long term residential and commercial property demand.

In accordance with the company's existing capital and risk management policies, Australand is considering placing the residential component of the development into a joint venture.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182



MASNET No. 54 OF 12.09.2003
Announcement No. 54

CAPITALAND LIMITED

DIVESTMENT OF STAKE IN PREMIER HEALTH CORPORATION (M) SDN BHD

On 13 June 2003, the Board of Directors of CapitaLand Limited ("CapitaLand") announced that, pursuant to a supplemental deed to the Sale and Purchase Agreement ("SPA") entered into by its indirect wholly-owned subsidiary, Premier Health Corporation International Pte Ltd ("PHCI"), in respect of the disposal of its entire 65% stake ("Divestment") in Premier Health Corporation (M) Sdn Bhd ("PHCM") for RM12,000,000 (approximately S$5,660,000), the completion date for the Divestment was rescheduled for 11 August 2003.

CapitaLand wishes to further announce that PHCI has on 12 September 2003 entered into another supplemental deed to the SPA with Health Management International Ltd ("HMI") to, amongst other things, reschedule the completion date to 31 December 2003.

The Divestment is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Divestment.

A copy of the announcement issued today by HMI on this transaction is attached for information.

By Order of the Board

Tan Wah Nam
Company Secretary
12 September 2003


HMI's annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 12/09/2003 to the SGX

MASNET No. 22 OF 12.09.2003
Announcement No. 22

HEALTH MANAGEMENT INTERNATIONAL LTD (COMPANY NO. 199805241E)

ACQUISITION OF A 65% EQUITY INTEREST IN PREMIER HEALTH CORPORATION (M) SDN BHD ("PHCM")

1. Further to the announcements made by Health Management International Ltd ("HMI" or the "Company") on 10 September 2002, 13 September 2002, 5 November 2002, 8 January 2003, 4 February 2003, 28 February 2003, 18 March 2003 and 13 June 2003, the Board of Directors of the Company wishes to announce that the Company has, on 12 September 2003 entered into a third supplemental agreement (the "SA3") with Premier Health Corporation International Pte Ltd ("PHCI") to vary the sale and purchase agreement dated 9 September 2002 and the supplemental agreements dated 28 February 2003 and 13 June 2003 (collectively, the "SPA") in respect of the acquisition of a 65% equity interest in PHCM (the "Acquisition").

2. Pursuant to the SA3, the parties have agreed, *inter alia*, as follows:

   (a) the Completion Date for the Acquisition will be 31 December 2003 (the "Completion Date");

   (b) the balance acquisition consideration of RM10.8 million to be paid in the following instalments: (i) RM250,000 on 30 September 2003, (ii) RM200,000 on 31 October 2003, and (iii) RM10,350,000 on Completion Date;

   (c) HMI has agreed to pay, on the execution of the SA3, a sum of RM405,910 being the interest accrued on the sum of RM10.8 million from 10 June 2003 to 31 August 2003 and the interest payable on the balance consideration for the period from 1 September 2003 to 31 December 2003, at the rate of 6.8% per annum to PHCI. All interest payments are non-refundable;

   (d) the completion of the Acquisition is subject, *inter* alia, to the following conditions precedent: (i) the receipt of the Malaysian Foreign Investment Committee's approval, and (ii) the approval of the shareholders of the Company. The parties have to fulfil the conditions precedent on or before the Completion Date;

   (e) in the event that the conditions precedent are met on or before the Completion Date and:

(i) completion of the Acquisition is deferred due to the inability of the Company to complete the Acquisition on the Completion Date, HMI will pay interest at the rate of 6.8% per annum on the balance consideration from Completion Date to the date when completion of the Acquisition finally takes place or the date when the SPA is terminated due to the inability of the Company to complete. Any claim for such interest will be without prejudice to any other rights or remedies PHCI may have against the Company; and

(ii) the SPA is rescinded by PHCI due to no fault of PHCI, PHCI may retain all the moneys paid by HMI whether on account of the acquisition consideration or otherwise and if the instalments as set out in 2(b) above shall not have been paid at the time PHCI elects to rescind the SPA, the amount or part thereof payable or remaining payable shall attract interest at the rate of 6.8% per annum from the date of rescission until the date of payment.

3. The Acquisition is not expected to have any significant impact on the net tangible assets and loss per share of the Company and its subsidiaries (the "Group") in the short term. However, the Acquisition is expected to contribute positively to the income of the Group in the long term.

4. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Acquisition.

BY ORDER OF THE BOARD
Dr Gan See Khem
Chairman / Managing Director
12 September 2003

Submitted by Dr Gan See Khem, Chairman / Managing Director on 12/09/2003 to the SGX





For Immediate Release
15 September 2003

CapitaLand China acquires prime residential site in Beijing

Singapore, 15 September 2003 – The CapitaLand Group has entered into an agreement to acquire a 101,400 square metre residential site in Chaoyang District, Beijing, from the Beijing North Star Group, which is listed on the Hong Kong stock exchange. The acquisition cost of the site is RMB545.1 million (about S$116 million). The site will be purchased through CapitaLand (China) Investment Co., Ltd and CapitaLand China Residential Fund (a CapitaLand-sponsored private fund), which will hold interests of 80% and 20% respectively.

The site will be developed into a quality condominium project over the next three to five years. With a potential gross floor area of about 272,000 square metres, CapitaLand China Holdings plans to build approximately 2,000 residential units on the site.

Mr Liew Mun Leong, President and CEO of CapitaLand Limited, said, "The CapitaLand Group has steadily increased its presence in China. With this acquisition, we will further tap into the vast market potential of Beijing, which is a key economic centre of China. This acquisition is part of our broader strategy of expanding overseas. The CapitaLand Group has been enjoying better earnings from its overseas operations, particularly in Australia and China. We will continue to source for more overseas opportunities with the strategic intent of increasing our overseas revenue and profit."

Mr Lim Ming Yan, CEO of CapitaLand China Holdings, said, "The Beijing market has been stable for the last few years. With high economic growth and continued improvements in infrastructure partly in view of the forthcoming 2008 Olympic Games, we are optimistic that the Beijing residential property market will do well. This site is conveniently located next to the Olympic Park, and is served by good public transport links. The location is also expected to benefit further from MRT Line 5 and other infrastructure projects linked to the 2008 Olympics. Our team has started work towards putting up a quality condominium development to cater to the middle-income homebuyers in Beijing."

The acquisition is subject to approval by the relevant government authorities. The site has the standard land tenure of 70 years and will be handed over to the CapitaLand Group by end 2003. The site is bounded by North Fifth Ring Road to the south, Wa Li Road to the north, while An Li Road to the west faces the luscious greenery provided by the 1,135 hectares Olympic Park. The area where the site is located will be linked to the central part of Beijing via MRT Line 5, which is expected to be operational by 2005.

The acquisition is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003. None of the directors or controlling shareholders of CapitaLand Limited has any interest, direct or indirect, in the above transaction.

About CapitaLand Group

CapitaLand Limited is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property, hospitality and property-related products and services spanning more than 50 cities around the world. Its diversified business interests cover commercial and industrial buildings, residential, serviced residences, hotels, property funds, real estate financials and property services. The company leverages on its significant asset base and its market knowledge to develop fee-based businesses.

About CapitaLand China Holdings

CapitaLand China Holdings is a developer of premier homes and quality commercial properties in a number of Chinese cities including Shanghai, Beijing, Xiamen and Wuhan. CapitaLand China's investments in both the residential as well as commercial segments of the real estate market amount to approximately US$600 million.

About CapitaLand China Residential Fund

The CapitaLand China Residential Fund is a private fund sponsored by CapitaLand with support from institutional investors. The Fund will invest in the mid to high-mid residential market in Shanghai and Beijing. It will leverage on CapitaLand's core residential development delivery capability in China, and skill sets in real estate capital management. The current investments are a 15% stake in CapitaLand China Holdings' 2,000-unit Oasis Riviera residential project in Changning District, Shanghai, and with the above-mentioned transaction, a 20% interest in the 101,400 square metre site in Chaoyang District, Beijing.

Issued by: CapitaLand Limited
Date: 15 September 2003

For more information, please contact:

Media Contact

Nicole Neo
Communications
DID : 68233218

Analyst Contact

Harold Woo
Equity Markets
DID : 68233210

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "STAPLING PROPOSAL AND EXPLANATORY MEMORANDUM"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter.

For details, please refer to the announcement posted by AHL on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 16/09/2003 to the SGX



ASX ANNOUNCEMENT

16 September 2003

AUSTRALAND RECEIVES COURT ORDER FOR STAPLING SCHEME MEETINGS

Australand Holdings Limited announced that the Supreme Court of New South Wales has today issued an order that the Scheme of Arrangement meetings in relation to the Company's Stapling Proposal be held on Monday 27 October 2003 at the Sydney Room, All Seasons Premier Menzies Hotel, Level 2, 14 Carrington Street, Sydney NSW 2000.

The attached Explanatory Memorandum providing full details of the Stapling Proposal will be sent to all Security Holders shortly and includes an independent expert's report prepared by BDO Corporate Finance Pty Limited in relation to the Stapling Proposal. BDO have concluded that "the Proposal is fair and reasonable and in the best interests of all Security Holders".

Each Director of Australand has considered the benefits of, arguments against and the risks of the Stapling Proposal, and believes that the Stapling Proposal is fair and reasonable and in the best interests of all Security Holders.

The Explanatory Memorandum is being lodged with ASIC for registration.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Dr
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Tel: 02 9767 2000
Fax: 02 9767 2900

Melbourne
Commercial & Industrial
Building 1
Level 5, 658 Church St
Richmond VIC 3121
PO Box 4555
Richmond VIC 3121
Tel: 03 9426 1000
Fax: 03 9426 1050

Melbourne
Land & Housing
Level 2,
352 Wellington Rd
Mulgrave VIC 3170
DX 16530 Oakleigh
Tel: 03 8562 2000
Fax: 03 8562 2077

Melbourne
Apartments
17-23 Queensbridge St
Southbank VIC 3006
Tel: 03 8695 6400
Fax: 03 9690 1280

Perth
Level 2
47 Colin St
West Perth WA 6005
Tel: 08 9486 4500
Fax: 08 9486 4200

Brisbane
32 Logan Rd
Woolloongabba
QLD 4102
PO Box 1365
Coorparoo QLD 4151
Tel: 07 3391 7466
Fax: 07 3891 1389

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "UPDATE ON LIQUIDATION OF DORMANT SUBSIDIARIES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Raffles' annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 16/09/2003 to the SGX

MASNET No. 28 OF 16.09.2003
Announcement No. 31



RAFFLES HOLDINGS LIMITED

Update on Liquidation of Dormant Subsidiaries

Further to the announcement released by Raffles Holdings Limited (the "Company") on 6 January 2003, the Company hereby announces that the following indirect dormant subsidiaries have been duly liquidated :-

Swissôtel Management Europe AG
Swissôtel Data AG
Swissôtel Properties Inc.

The above liquidations are not expected to have a material impact on earnings per share or the net tangible asset of the Raffles Holdings Limited Group for the financial year ending 31 December 2003.

By Order of the Board

Emily Chin
Company Secretary
16 September 2003

Submitted by Emily Chin, Company Secretary on 16/09/2003 to the SGX

CAPITALAND LIMITED

CHANGE OF INTEREST IN AUSTRALAND HOLDINGS LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiaries, Ausprop Holdings Limited ("Ausprop") and Austvale Holdings Ltd ("Austvale") have on 12 September 2003, been respectively allotted 4,172,467 and 1,117,263 additional ordinary shares (the "Share Allotment") in Australand Holdings Limited ("Australand").

The Share Allotment arose due to the election by Ausprop and Austvale for scrip under Australand's Dividend Reinvestment Plan in respect of the fully franked interim dividend of A$0.03 per ordinary share for the quarter ended June 2003 and paid on 12 September 2003. The additional shares were allotted at an issue price of A$1.74 per share in lieu of the cash dividend entitlements of A$7,260,090.90 (S$7,986,099.99) and A$1,944,036.78 (S$2,138,440.46) due to Ausprop and Austvale respectively. The issue price was calculated at a 2.5% discount to the average of the volume weighted average market price of Australand ordinary shares sold on the Australian Stock Exchange over the five business days commencing on 22 August 2003, the day the shares were quoted ex-dividend.

With the Share Allotment, CapitaLand's effective interest in Australand increases from 58.51% to 58.76%.

Assuming the transaction had been effected in the most recent financial year ended 31 December 2002, there would have been no material impact on the net tangible assets per share and earnings per share of the CapitaLand Group for the said financial year ended 31 December 2002.

By Order of the Board

Tan Wah Nam
Company Secretary
17 September 2003

Submitted by Tan Wah Nam, Company Secretary on 17/09/2003 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND ANNOUNCES NEW CHIEF FINANCIAL OFFICER"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), had on 18 September 2003 issued an announcement on the above matter. Attached AHL's announcement is for information



AHL - CFO.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 19/09/2003 to the SGX



ASX ANNOUNCEMENT

18 September 2003

AUSTRALAND ANNOUNCES NEW CHIEF FINANCIAL OFFICER

Australand Holdings Limited today announced that it had appointed Mr. David Craig as Chief Financial Officer, effective Monday 22 September 2003.

David has enjoyed a successful career in both management and finance spanning three distinct areas, as Global Chief Financial Officer for PwC Consulting (based in Philadelphia, U.S.A.), Chief Operations Officer of PricewaterhouseCoopers Australasia and as a Senior Audit Partner for 15 years specializing in banking and finance. Most recently, David was Global Transition Finance Leader, Business Consulting Services for IBM Corporation following that organisation's acquisition of PwC Consulting in October 2002.

Australand announced on 7 May 2003 that the current Chief Financial Officer, Philip Beale, had been appointed to the role of Executive General Manager, Apartments Division. Mr. Beale will take up this new role effective 1 October 2003.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182

CAPITALAND LIMITED

INVESTOR PRESENTATION: MULTI-LOCAL STRATEGY BEARING FRUITS

The Company wishes to announce that the presentation materials relating to the aforementioned presentation may be viewed at its website at www.capitaland.com.

Submitted by Tan Wah Nam, Company Secretary on 22/09/2003 to the SGX

CapitaLand

Multi - local strategy bearing fruits

Investor Relations Meetings – September/October 2003



Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand

CapitaLand Group Structure



CapitaLand
Property
Hospitality
Property Services
100%
CapitaLand Residential
100%
CapitaLand Commercial
*62%
Raffles
*69%
THE ASCOTT GROUP
100%
CapitaLand Financial
100%
PREMAS INTERNATIONAL
*Listed on SGX
1H03 Assets: S$16.7b
4%
8%
12%
45%
31%
1H03 Revenue: S$1.6b
3%
12%
15%
6%
64%
1H03 EBIT: S$341m
7%
14%
33%
8%
38%
Commercial
Residential
Ascott
Raffles
Premas & Others

Diversified Geographical Reach

Key Gateway Cities:

- ☆ Singapore
- ○ Shanghai
- ○ Sydney
- ○ Tokyo
- ○ London
- ○ Hong Kong

Hospitality Presence:

Singapore, Sydney, Hobart, Melbourne, Auckland, Shanghai, Beijing, Dalian, Tianjin, Jakarta, Bintan, Bali, Surabaya, London, Manchester, Glasgow, Ho Chi Minh, Hanoi, Phnom Penh, Siem Reap, Hamburg, Dusseldorf, Frankfurt, Berlin, KL, Kuching, Bangkok, Manila, Mallorca, Barcelona, Tokyo, Osaka, Los Angeles, Atlanta, Chicago, New York, Lima, Quito, Gocek, Bursa, Izmir, Istanbul, Brussels, Amsterdam, Paris, Grenoble, Lille, Nice, Lyon, Fernay, Strasbourg, Gaillard, Montpellier, Bordeaux, Toulouse, Cannes, Aix-en-Provence, Washington, Le Montreux, Canouan Island, Basel, Genève, Zurich, Marseille, Phuket

1H03 Assets: S$16.7b


8%
9%
6%
64%
13%

1H03 Revenue: S$1.6b

4%
8%
6%
39%
43%

1H03 EBIT: S$341m

12%
13%
41%
10%
24%

Singapore ■ Australia & NZ ■ China ■ Others ■ Europe

Key Statistics

Total Assets: S$16.7 billion

Issued Shares: 2.5 billion

Shareholder Funds: S$6.0 billion

NTA: S$2.37 per share

Market Capitalization: S$3.4 billion (Share price of S$1.37 as at 12/9/03)

Free float: ≈ 40%

	Revenue:	EBIT:	PATMI:
FY2002:	S$3.3 billion	S$767 million	S$290 million
1H03:	S$1.6 billion	S$341 million	S$112 million

Index Representation:

- MSCI Singapore Free Index (1.38%)
- MSCI Asia ex Japan Index (0.14%)
- Singapore Property Index (21.68%)
- Straits Times Index (1.16%)

Summary of 1H03 Results

S$ million	1H 2002	1H 2003	Change
REVENUE	1,491.6	1,617.5	↑ 8.4%
EBIT	335.9	341.1	↑ 1.5%
Finance Costs	(145.7)	(121.0)	↓ 16.9%
PBT	190.2	220.0	↑ 15.7%
Tax	(48.3)	(66.6)	↑ 38.0%
MI	(43.4)	(41.2)	↓ 5.1%
PATMI	98.6	112.3	↑ 13.9%


CapitaLand

Current Year Highlights

China: Strong response to residential sales

Pursue Accretive Growth: *Launched S$500m CapitaRetail Fund*
CMT acquired IMM Mall
Raffles & Ascott won new fee-based mgt contracts

Regional Expansion: *CapitaLand JV with TCC Land in Thailand*
PREMAS JV with Siam Commercial Bank in Thailand

Unlocked Value: Sold Browns Hotel at 36X EBITDA for S$42.1m gain

Announced stapling proposal: *Australand proposed stapling units of 2 Wholesale Property Trusts to its shares*

Active Asset Management: Refurbish and reposition Plaza Singapura for higher yield.


CapitaLand

Market Outlook

Residential

- **Singapore**: Stable prices; CPF cuts lower-than expected & likely to have minimal impact on our market segment
- **China**: Growing demand with better affordability. Stringent loan and regulatory requirements good for the industry
- **Australia**: Demand remains stable

Office

- **Singapore**: Office market fundamentals likely to stabilise in 2004 in tandem with economic recovery
- **Hong Kong**: Improving economic outlook likely to fuel office market recovery

Retail

- **Singapore**: Suburban malls remain strong


CapitaLand

Strategy & Execution


CapitaLand

Singapore - Increase Fee Income


CapitaLand
Commercial









CapitaMall Trust continues to outperform forecast

- 1H03 distribution of 3.62¢ per unit (7.51¢ annualized) exceeded revised forecast by 4.3%
- Mkt cap increased 36% YTD to S$1.1b vs NAV of S$0.9b; trading at a 19% premium
- Capital growth of > 20% since IPO

Expansion of CMT's portfolio through the acquisition of IMM

- Increases asset under management to S$1.2 billion
- Enhances diversification
- Increases forecast distribution per unit from 6.96¢ to 8.04¢ for 2003

Singapore - Increase Fee Income


CapitaLand
Commercial

S$500m CapitaRetail Fund holds

- Lot 1 Shoppers' Mall
- Bukit Panjang Plaza
- Rivervale Mall

CapitaLand's objectives

- Increase fee-based income
- Increase assets under management without burdening the balance sheet
- Create an "incubator" and provide deal flow pipeline for CMT
- Embrace capital partners who wish to invest with professional manager
- Leverage on CapitaLand's core capabilities in real estate capital management and retail management








FairPrice

Increase Fee Income


CapitaLand
Commercial

	
CapitaLand China Residential Fund	Japan Retail Fund
Size: US$100m	Size: US$200 – 300m
Sector: Mid to high-mid residential	Sector: Completed retail properties
Cities: Mainly Shanghai & Beijing	Cities: Key cities in Japan
Status: To be launched	Status: To be launched


CapitaLand

Singapore - Increase Asset Yields


CapitaLand
Commercial

Repositioning Plaza Singapura

- Optimised tenant mix by bringing in major retailers: Carrefour and Marks & Spencer
- Refurbishment underway and expected completion in 4Q03
- Expect yield to improve significantly





New Clarke Quay – Iconic Development in S.E. Asia

- Singapore's premier F&B and entertainment precinct
- Unique design by a world renowned architect, Alsop
- NLA: Increase by 12% to 270,000 ft^2
- Target yield: >6 %
- Completion: End 2005





Singapore - Increase Asset Turnover


CapitaLand
Residential


The Shelford


The Imperial


The Loft


Casabella

	The Imperial	The Botanic on Lloyd	Tanglin Residences
Total Number of Units	187	66	48
Units Launched	187	NA	NA
Percentage sold*	66%	NA	NA
Expected Launch Date	Launched in Aug 2003	4Q03	4Q03

*Based on options signed as at 15 Sep 03.


CapitaLand

China - Increase Asset Yields



Upcoming commercial developments:

- Soft-open Raffles City Shanghai by 4Q03
- Commence development of Plot 9-1 at Luwan

Raffles City Shanghai





Plot 9-1 at Luwan



China - Increase Asset Turnover


CapitaLand
Residential


Manhattan Heights


Summit Residences


La Cité


Oasis Riviera

	Summit Residences	La Cité	Oasis Riviera
Total Number of Units	905	724	2,000
Units Launched	796	439	170
Percentage sold*	85%	88%	92%
Expected Launch Date	Balance 109 units by year-end	Another 80 units by year-end	Another 406 units by year-end

*Based on options signed as at 15 Sep 03.


CapitaLand

Pursue Accretive Growth

AUSTRALAND™

Stapling Australand shares to 2 Wholesale Property Trusts

- Enhances diversification and quality of income
- Increases market capitalization and free float
- Potential for market re-rating

Building C Alfred Street, NSW



658 Church Street, Victoria



Stradbroke Street, Queensland


CapitaLand

Pursue Accretive Growth



THE
ASCOTT
GROUP

The Ascott extended presence in Thailand, Australia, Malaysia, China

Equity	Units	Property
Nil	152	Somerset Suwan Park View, Bangkok
	127	Somerset Botanic Gardens, Melbourne
	106	Somerset Harbour Court, Dalian
	100	Luxury Serviced Residence, Beijing
50%	96	Somerset Bukit Ceylon, Kuala Lumpur
Total	**581**	


Somerset Harbour Court, Dalian


Somerset Botanic Gardens, Melbourne



Somerset Suwan Park View, Bangkok



SOMERSET

Somerset Bukit Ceylon, Kuala Lumpur



CapitaLand

Ascott's Strategy


THE
ASCOTT
GROUP

The Ascott Group

- Consolidate and integrate Citadines acquisition
- Build on market leadership
  - Focus on operational excellence, customer base and brands
- Asset-light fee income growth

Number of Cities:	Number of Properties:	Number of Serviced Apartments:
38	>110	>13,500

CapitaLand

Pursue Accretive Growth


Raffles

Raffles extended presence in Japan, Thailand & The Caribbean

Equity	Rooms	Property
Nil	548	Swissôtel Osaka Nankai
	338	Nai Lert Park, Bangkok
	156	Raffles Resort Canouan Island, The Grenadines
20%	79-room & 30-villa	Raffles Resort Phuket
Total	**1,151**	



Swissôtel Osaka Nankai





Raffles Resort Canouan Island, The Grenadines





Nai Lert Park, Bangkok


CapitaLand



Raffles' Strategy


Raffles

Raffles Holdings

- Key focus:
  - To manage costs
  - Improve efficiency
  - Pursue top-line initiatives
- Pursue accretive growth through mix of:
  - Management contracts
  - Leases
  - Equity participation
- Divest underperforming assets to improve returns

Number of Cities:	Number of Hotels:	Number of Rooms:
34	39	12,600

Strong Corporate Governance

Independent board and well represented

- Non-executive Chairman of the board
- Only CEO part of 11 member board

Type	Number
Executive Director	1
Non-executive Directors	10*
Total	11

*Includes 3 non-Singaporeans

High disclosure standards:

- *Ranked 1st in Singapore and 3rd in Asia (real estate sector) for corporate governance by Asiamoney in 2003*
- First property company in Singapore to webcast financial results briefing
- *Recipient of Most Transparent Company Award (Property) from the Securities Investors Association Singapore for 3 consecutive years (2001-2003)*
- Won Commendation Award in the 2002 Singapore Annual Report Competition
- *Ranked top 10 in S'pore by FinanceAsia.com in 2003 for:*
  - Best Managed Company
  - Best Investor Relations
  - Most Committed to Shareholder Value
  - Best Corporate Governance
  - Best Financial Management


CapitaLand

Balance Sheet Highlights


CapitaLand

Strengthened Balance Sheet

Finance Costs

Net Debt

Gearing


S$423m
S$408m
S$283m
S$242m*
2000
2001
2002
1H03
S$8.2b
S$6.9b
S$5.7b
S$6.1b
2000
2001
2002
1H03
0.92
0.87
0.73
0.77
2000
2001
2002
1H03

*Annualised


CapitaLand

Improved Loan Profile


Interest Cover Ratio
1.02
1.35
3.48
4.20
2000
2001
2002
1H03
% of fixed rate loans
42%
43%
68%
58%
2000
2001
2002
1H03
% of capital market loans
55%
57%
55%
55%
2000
2001
2002
1H03

CapitaLand

Lowered Interest Costs

Refinanced 6 Battery Road, Robinson Point and 268 Orchard Road

- Refinanced S$800m loans
  - 12% of total debt
- Annualized interest savings of S$16m
  - Original rate of 6%
  - Refinanced at < 4%
- Released secured assets
- Strengthens balance sheet




CapitaLand

Dividends

- Increased dividends from 3 to 5 cents per share in 2002
- Has approximately S$170m Section 44 credit available for franking dividends.
- To endeavor to utilize fully the Section 44 credit, subject to availability of retained earnings and cashflow requirements, before the expiry of the 5-year transition period given under the new one-tier corporate tax system


CapitaLand


CapitaLand
Focus
Balance
Scale

Thank You


CapitaLand

Supporting Slides


CapitaLand

Outlook - Singapore


CapitaLand

Poised for Growth - Singapore Economy



Y-on-Y GDP Growth
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
-4.00%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: EIU, Department of Statistics, Singapore

Bottoming Out - Singapore Market Outlook

Anticipating recovery...

Private Residential Market

Mass market, Volume-Led Recovery

Outlook:

- Still affordable
- Possible recovery by End 2003

Office Market

Subdued Rentals

Outlook:

- Tentative improvements in global economic outlook and domestic business sentiments
- Continued weakness in occupancy rate and rents in 2H03
- Possible recovery by 1H04



Residential Prices Index
800
700
600
500
400
300
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03



Source: Singapore Institute of Surveyors And Valuers



Office Rentals Index
110
100
90
80
70
60
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

Source: Urban Redevelopment Authority, Singapore

Outlook - Shanghai

CapitaLand

From Strength to Strength - Shanghai Economy



16.00%
15.00%
14.00%
13.00%
12.00%
11.00%
10.00%
9.00%
8.00%
Y-on-Y GDP Growth
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Shanghai Statistical Bureau, EIU & CapitaLand Research

Shanghai Market Outlook

Private Residential Market

Demand continues to be strong

Outlook:

- No price bubble in the mid to high-mid segment
- Tightening of real estate borrowing strengthen the market fundamentals



1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03
Residential Prices (US$ psm)

Office Market

Location key to asset performance

Outlook:

- Rental to improve in 2H03
- Strong demand from both MNCs and local enterprises
- Occupancy to remain healthy



280
260
240
220
200
180
160
140
120
100
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03
Office rentals (US$ psm pa)

Source: JLL & CapitaLand Research

Fundamentals remain sound

CapitaLand operates mainly in Shanghai's mid to high-mid segment of the market where prices are from RMB 7,000 to RMB 14,000 psm.

The fundamentals of Shanghai residential market remains sound:

- House prices remain affordable
  - Despite recent increases, house prices are still about 29% lower from 2Q96 peak.
  - For 2000-2002, for our segment of the market, disposable income increased by approximately 6.3%, better than the 6.1% increase in prices.

- Limited supply and strong potential demand
  - According to Jones Lang Lasalle research, *potential supply in our segment* in Shanghai is approximately 5,000 per annum in 2003-2005.
  - Based on our internal research, there are some 300,000 households that can afford units in this segment.
  - The current stock is only 50,000 units so demand could potentially be as much as 300,000 or roughly 60 years of the current estimated annual supply of such units.

No "Price Bubble"

Shanghai Prime Residential Price Index vs Disposable Income Index

Index (1998 = 100)
180
160
140
120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
Prime Residential Price Index
Disposable Income Index

CAGR	1995-2002	1998-2002	2000-2002
Prime Residential Price	-4.5%	-4.8%	+6.1%
Disposable Income	+9.2%	+10.8%	+6.3%

Source: JLL, Shanghai Statistical Yearbook & CapitaLand Research


CapitaLand

Mid to High-Mid Residential Market Segment (RMB7,000 – 14,000 psm)

House Price (RMB psm)	7,000	10,000	14,000
House Price (RMB) – assuming 100 sqm unit	700,000	1,000,000	1,400,000
Mortgage Loan (RMB) – assuming 70% of house price *	490,000	700,000	980,000
Monthly Mortgage Repayment (RMB) – assuming 20 yrs loan term @ 5.04% p.a.	3,245	4,635	6,489
Threshold Annual Household Income (RMB) – assuming repayment-to-income ratio of 40%	97,350	139,050	194,670
If repayment-to-income ratio = 50%, Threshold Annual Household Income (RMB)	77,880	111,240	155,736

Note:

* In China, homebuyers are able to take up CPF housing loan up to RMB180,000 at a lower than market interest rate of 4.04% p.a. This would have reduced their monthly mortgage repayment.

** Though maximum permissible loan term is 30 years, to be on the conservative side, the computation adopted 20 years (which is the most popular loan term undertaken by homebuyers of CapitaLand China's properties)

Source: CapitaLand Research

Question: How many households in Shanghai are earning RMB75,000 – 190,000 pa?


CapitaLand

Scenario 1

200,000 Households Earned >RMB75,000 pa

Breakdown of Urban Household Disposable Income Group

	Number of Households	% of Total Households
< RMB15,000	38,542	0.8
RMB15,000 – 30,000	1,416,404	29.4
RMB30,000 – 45,000	2,033,069	42.2
RMB45,000 – 60,000	799,738	16.6
RMB60,000 – 75,000	327,604	6.8
RMB75,000 – 90,000	125,260	2.6
RMB90,000 – 105,000	19,271	0.4
>RMB105,000	57,812	1.2
Total	4,817,700	100

Source: Shanghai Statistical Yearbook & CapitaLand Research

Scenario 2: Estimated From Survey Findings, ≈ 500,000 Households Earned >RMB100,000 pa.

Breakdown of Households
(In Terms of Annual Household Income)

> RMB150,000
134,501 (3.3%)

RMB100,000 - 150,000
402,686 (9.9%)

RMB50,000 - 100,000
1664,139 (40.8%)

< RMB50,000
1,886,676 (46.3%)

The % breakdown of households is based on a survey on 1,636 Shanghai households which earned more than RMB24,000 pa and had bought residential units within last two years

Thus, applying the survey findings to the total number of households (earned more than RMB24,000pa), the number of households earning at least RMB100,000pa

≈ 500,000

Source: Sinorealty Shanghai Property Consultancy & Shanghai Statistical Yearbook


CapitaLand

Executive Summary - Domestic Demand is Sustainable

Methodology	SCENARIO 1 HOUSEHOLD INCOME STATISTICS	SCENARIO 2 SURVEY ON HOME PURCHASERS
Source of Information	**Shanghai Municipal Statistical Bureau**	**Sinorealty Shanghai Property Consultancy ***
Potential Demand **	**200,000**	**500,000**
Current Stock	**50,000**	
Net Potential Demand	**150,000**	**450,000**
Forecast Future Supply Per Annum ***	**≈ 5,000**	
Ratio of Demand over Annual Supply	**30**	**90**

* A private consultancy firm that received their monthly statistics from the Shanghai Real Estate Trading Centre

** Number of households which can afford mid- to high-mid residential properties (RMB7,000-14,000 pa)

*** Based on Jones Lang Lasalle's forecast supply for 2003 - 2005

Source: Shanghai Statistical Yearbook & CapitaLand Research

Thus, potential housing demand in Shanghai is estimated at about 300,000 units.

Based on the projected future supply, this potential demand could be sustained for another 60 years.

New PBOC Regulations Benefits CapitaLand

Changes in Regulations

- Developers: Stricter real estate loan conditions and terms
- Homebuyers: Limited access to personal housing loans for speculative purposes

Impact of Changes

- Decrease in loans: Less real estate speculators and a more sustainable market
- Decrease in housing supply: Reduced number of developers as smaller developers will have difficulties getting loans

Impact on CapitaLand

- Tighter real estate lending favours financially sound companies like CapitaLand, which should benefit from reduced competition.


CapitaLand

Outlook – Sydney & Melbourne

CapitaLand

Best OECD Performer - Australia Economy



6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
-1.00%
-2.00%
Y-on-Y GDP Growth
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Australia Bureau of Statistics, EIU & CapitaLand Research

Australian Market Outlook

Sydney Residential Market

Stable prices

Outlook:

- Overall demand continues to be high in the short to medium term
- Housing remains affordable
- Limited supply of niche projects in preferred localities

Melbourne Residential Market

Prices remain firm

Outlook:

- Improving economic fundamentals support housing demand
- Healthier employment market
- Improving market sentiment



500
450
400
350
300
250
200
150
3Q96
1Q97
3Q97
1Q98
3Q98
1Q99
3Q99
1Q00
3Q00
1Q01
3Q01
2Q02
4Q02
Median House Prices (A$ '000)
400
350
300
250
200
150
2Q96
4Q97
2Q97
4Q97
2Q98
4Q98
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
Median House Prices (A$ '000)

Source: Real Estate Institute of Australia & CapitaLand Research

Stable Income

Australian Weekly Wage

Housing affordability improved as income grew in tandem with economic growth.

Weekly Wage (A$): 1000, 900, 800, 700, 600, 500, 400, 300, 200, 100, 0

Q-o-Q Change (%): 4%, 3%, 2%, 1%, 0%, -1%, -2%

1Q85, 1Q86, 1Q87, 1Q88, 1Q89, 1Q90, 1Q91, 1Q92, 1Q93, 1Q94, 1Q95, 1Q96, 1Q97, 1Q98, 1Q99, 1Q00, 1Q01, 1Q02, 1Q03

Weekly Wage — QoQ Change

Source: Australian Bureau of Statistics & CapitaLand Research

Since 1990s, income stability increased the homebuyers ability and confidence in taking up long-term financial commitment.


CapitaLand

Low Interest Rate Environment


Interest Rate Movement
Rate (%)
18
16
14
12
10
8
6
4
2
0
15.50
4.75
7.50
4.75
6.25
4.25
4.75
2Q90
4Q90
2Q91
4Q91
2Q92
4Q92
2Q93
4Q93
2Q94
4Q94
2Q95
4Q95
2Q96
4Q96
2Q97
4Q97
2Q98
4Q98
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03

Official interest rates currently stand at 4.75%, which translates to a standard variable mortgage interest rate of about 6.5%.

Going forward, interest rates are expected to remain low in 2003, which will help sustain housing affordability amid rising house prices.

Source: Reserve Bank of Australia & CapitaLand Research

CapitaLand

Favorable Demographic Changes

- Wealthier migrants
  - 140,000 into Australia each year
  - Amended eligibility criteria means that many of them can afford to buy straightaway
- Smaller household size:
  - 2.56, from 2.63 over last five years
  - Demand for additional 200,000 homes
- Locational preference:
  - Within 20 to 25km from city centre
  - Shortage of infill sites


CapitaLand

Managing Risks


CapitaLand

Risk Assessment Group

Organizational Chart


CL Board
Risk Committee
Council of CEOs
President & CEO
Risk Assessment Group

CapitaLand

Investment Proposal Process


Strategic Business Units
Investment Proposal
(> S$20 mil)
Risk Assessment Group
Risk Evaluation
Risk Mitigation
Risk Quantification
Project IRR v Hurdle Rate
Approving Authority
Approval / Rejection
Project Reviews (for approved projects)

Building Blocks for Cost of Equity

Currency Premium

Physical Real Estate Premium

Liquidity Premium

Equity Risk Premium

Singapore Risk-free Rate

CapitaLand

Country Risk Grouping

Category	Rating*	Countries (Examples)
Low Risk	AAA to A-	Singapore Australia UK Hong Kong Japan Euro Zone USA
Medium Risk	BBB+ to BBB-	Thailand Malaysia China
High Risk	BB+ to BB-	Philippines
Very High Risk	B+ and below	Indonesia Vietnam Cambodia

*Based on S & P's and Moody's sovereign debt ratings

A Healthy Cushion



Currency Risk
Refinancing Risk
Interest Rate Risk
Total Cushion
Diversification Benefit
Property Market Risk
Total
ECONOMIC CAPITAL REQUIRED
EQUITY & RESERVES AVAILABLE

The End

CapitaLand

CAPITALAND LIMITED

SHANGHAI BAI HUA PROPERTY INVESTMENT CONSULTANTS CO., LTD – COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that it has placed its 95% owned indirect subsidiary, Shanghai Bai Hua Property Investment Consultants Co., Ltd ("Bai Hua"), under members' voluntary liquidation.

The remaining 5% of Bai Hua, which is incorporated in the People's Republic of China, is owned by a party unrelated to the CapitaLand Group.

The liquidation of Bai Hua is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
24 September 2003

Submitted by Tan Wah Nam, Company Secretary on 24/09/2003 to the SGX

CAPITALAND LIMITED

SHANGHAI XIN LI PROPERTY DEVELOPMENT CO., LTD – COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

The Board of Directors of CapitaLand Limited wishes to announce that it has placed its wholly owned indirect subsidiary, Shanghai Xin Li Property Development Co., Ltd ("Xin Li"), a company incorporated in the People's Republic of China, under members' voluntary liquidation.

The liquidation of Xin Li is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
26 September 2003

Submitted by Tan Wah Nam, Company Secretary on 26/09/2003 to the SGX